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                                                                 No. 33-
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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ----------------------
                                     FORM S-8
                              REGISTRATION STATEMENT
                                      Under
                            THE SECURITIES ACT OF 1933
                              ----------------------

                            THE SUMMIT BANCORPORATION
                            -------------------------
              (Exact name of registrant as specified in its charter)

          New Jersey                         22-2007124
 _____________________________      ____________________________
(State or other jurisdiction of         (I.R.S. Employer
 incorporation or organization)         Identification No.)

                                 One Main Street
                            Chatham, New Jersey 07928
                     ----------------------------------------
                     (Address of principal executive offices)

                              ----------------------

                            THE SUMMIT BANCORPORATION
                        1995 DIRECTORS STOCK OPTION PLAN

                               -------------------
                             (Full title of the plan)

                                  JOHN F. KUNTZ
                     General Counsel and Corporate Secretary
                            The Summit Bancorporation
                                 One Main Street
                            Chatham, New Jersey 07928
                     ---------------------------------------
                     (Name and address of agent for service)

                                  (201) 701-2665
                    ------------------------------------------
                    (Telephone number, including area code, of
                                agent for service)
                              ----------------------

                          Copy of all communications to:
                              MARTIN RUBASHKIN, ESQ.
                              Bourne, Noll & Kenyon
                              382 Springfield Avenue
                             Summit, New Jersey 07901
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                                        1

                              (Cover Page Continued)

                         CALCULATION OF REGISTRATION FEE


                                   Proposed    Proposed
                                   Maximum     Maximum
   Title of                        Offering    Aggregate    Amount of
   Securities to   Amount to be    Price Per   Offering     Registration
   be Registered   Registered (1)  Share (1)   Price (1)    Fee (1)
   -------------   --------------  ---------   ---------    ------------
   Common Stock     165,000        $ 29.00     $4,785,000   $1,650.00
   No Par Value
   (and
   associated
   stock purchase
   rights) (2)



     (1) The registration fee is calculated by using $ 29.00 per share as the average of the high and low prices per share as reported on the NASDAQ National Market System on October 12, 1995, solely for the purpose of determining the registration fee for the 165,000 additional shares registered hereby. See SEC Rule 457(c) and (h).

     (2) Prior to the occurrence of certain events, the stock purchase rights will not be evidenced separately from the common stock.

          -----------------------------------------------------

                                        2


                                     PART II

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE

          The registrant hereby incorporates by reference the following documents:

          (a) The registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 1994;

          (b) The registrant's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1995;

          (c) The registrant's Current Reports on Form 8-K dated May 16, 1995, July 7, 1995 and September 27, 1995;

          (d) The registrant's Definitive Proxy Statement for its Annual Meeting of Shareholders held on April 18, 1995.

          (e) Description of the registrant's Junior Participating Preferred stock, contained in the registrant's registration statement on Form 8-A filed February 3, 1990 and amendment thereto on Form 8 filed January 31, 1992.

          All documents subsequently filed by the registrant pursuant to

Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement on Form S-8 to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement on Form S-8.

ITEM 4.   DESCRIPTION OF SECURITIES

General

          The registrant's authorized capital stock consists of 50,000,000 shares of common stock, no par value, and 12,000,000 shares of preferred stock, no par value, issuable in one or more series and with such terms as the registrant's board of directors determines. As of June 30, 1995, there were

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issued 33,804,009 and outstanding 33,719,524 shares of common stock and 504,481 shares of Cumulative Adjustable Rate Preferred Stock. As of June 30, 1995, there were 1,777,404 shares of common stock reserved for issuance under various stock incentive plans. As of June 30, 1995, 2,579,159 shares of common stock were reserved for issuance under the Dividend Reinvestment and Stock Purchase Plan (described below) and 250,000 shares of Series B Junior Participating Preferred Stock were reserved for issuance under the Shareholder Rights Plan (described below).

          The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the New Jersey Business Corporation Act, the registrant's certificate of incorporation, including certificates of designation pursuant to which the outstanding series of preferred stock was issued, and the registrant's Shareholder Rights Plan and Dividend Reinvestment and Stock Purchase Plan.

Common Stock

          Holders of common stock are entitled to receive dividends when and as declared by the registrant's board of directors out of funds legally available therefor, provided that, so long as any shares of preferred stock are outstanding, no dividends (other than dividends payable in common stock) or other distributions (including redemptions and purchases) may be made with respect to the common stock unless full dividends on the shares of preferred stock, including accumulations, have been paid.

          In the event of the liquidation of the registrant, holders of common stock would be entitled to receive pro rata any assets legally available for distribution to holders of common stock with respect to shares held by them, subject to any prior rights of any preferred stock then outstanding.

          The common stock does not have any preemptive rights, redemption privileges, sinking fund privileges, or conversion rights. All the outstanding shares of common stock are validly issued, fully paid and nonassessable.
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          Subject to the rights of the preferred stock under certain circumstances, the holders of outstanding common stock are entitled to one vote per share with no cumulative voting.

          The registrant's certificate of incorporation and bylaws provide for a classified board of directors by dividing the board into three classes of approximately equal size. Directors are generally elected for three-year terms which have been established so that the terms of office of approximately one-third of the members of the board expire each year.

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          The registrant's certificate of incorporation also provides that no merger or consolidation or similar transaction involving the registrant may be effected without the approval of voting securities representing at least two-thirds of the votes entitled to be cast (excluding shares owned by 5% shareholders and their affiliates) unless the board of directors has previously approved the transaction or unless certain fair price tests, meant to ensure equal price treatment for all shareholders, are met. The effect of this provision, together with the provisions for the classified board and the Shareholder Rights Plan (described below), may make it difficult for any person to acquire control of the registrant and remove management by means of a hostile takeover.

     On May 9, 1995, the registrant announced that its board of directors had authorized the repurchase of up to 2.3 million shares of its common stock and that it expected to make such purchases from time to time in the open market or in privately negotiated transactions, subject to market conditions.

Preferred Stock

          The registrant's board of directors is authorized by the registrant's certificate of incorporation to issue shares of preferred stock in series and classes and to fix, from time to time, the number of shares to be included in any class and series and the par value, dividend rights, voting rights, redemption rights, designation, relative rights, preferences and limitations, and all other characteristics and rights of the shares of each class and series.

          The registrant's only issued and outstanding series of preferred stock is the Adjustable Rate Cumulative Preferred Stock, $25.00 stated value. The holders of adjustable rate cumulative preferred shares are entitled to receive, when and as declared by the registrant's board of directors, cumulative preferred dividends payable quarterly in cash at the applicable rate in effect at the time of declaration. The applicable rate for any dividend period is 2.75% below the highest of the three-month "Treasury Bill Rate," the "Ten-Year Constant Maturity Rate" and the "Twenty-Year Constant Maturity Rate" determined in advance of the dividend period. However, the applicable rate for any dividend period will not be less than 6% per annum nor greater than 12% per annum. Shares of the Adjustable Rate Cumulative Preferred Stock are redeemable, in whole or in part, at $25.00 per share.

          No shares of the registrant's Series B Junior Participating Preferred Stock (described below) are outstanding.

Shareholder Rights Plan

          The registrant's Shareholder Rights Plan is intended to protect shareholders in the event of certain unsolicited offers or attempts to acquire
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the registrant.  The Plan provides that attached to each share of common stock is one right which, when exercisable, entitles the holder of the right to

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purchase one-hundredth of a share of Series B Junior Participating Preferred
Stock at a purchase price of $70, subject to adjustment. In certain events (such as a person or group acquiring or announcing an intent to acquire 15% or more of the common stock or the registrant's board of directors determining that 10% or more of the common stock has been acquired by an adverse person, as defined in the Shareholder Rights Plan), exercise of the rights would entitle the holder to common stock of the registrant or a surviving corporation with a market value of two times the exercise purchase price. Accordingly, exercise of the rights may cause substantial dilution to a person that attempts to acquire the registrant. The rights automatically attach to each outstanding share of common stock. There is no monetary value presently assigned to the rights, and they do not trade separately from the shares of common stock unless and until they become exercisable. The rights expire on January 15, 2000. The Plan may have certain antitakeover effects, although it is not intended to preclude any prospective offer for all outstanding shares of common stock at a fair price and otherwise in the best interests of the registrant and its shareholders, as determined by the registrant's board of directors. However, a shareholder could potentially disagree with the board's determination of what constitutes a fair price or the best interests of the registrant and its shareholders.

Dividend Reinvestment and Stock Purchase Plan

          In September 1991, the registrant amended its Dividend Reinvestment and Stock Purchase Plan to permit the registrant's shareholders to purchase newly issued common stock at up to a 5% discount from the current market price (as defined in the Plan). Effective November 13, 1992, the discount was reduced to 3.5%. As long as the registrant continues to issue common stock under the Plan, the registrant anticipates that the proceeds from sales under the Plan will increase its equity capital and the number of shares of common stock outstanding on a systematic and continuing basis.

Recent Developments

          On September 10, 1995 the registrant entered into an Agreement and Plan of Merger (the "Merger Agreement") with UJB Financial Corp. ("UJB") pursuant to which the registrant will be merged with and into UJB in a stock-for-stock merger. Pursuant to the Merger Agreement, each outstanding share of the registrant's common stock (other than treasury shares or shares owned by UJB or a subsidiary of UJB) will be exchanged for .9 shares of UJB common stock and all shares of the registrant's $25.00 Stated Value Adjustable Rate Cumulative Preferred Stock (other than treasury shares or shares held by UJB or one of its subsidiaries) will be converted into one share of $25.00 Stated Value Adjustable Rate Cumulative Preferred Stock of UJB. Consummation of the merger is subject to the satisfaction of all terms and conditions set forth in the Merger Agreement, including the receipt of required regulatory approvals,

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approval of the shareholders of both the registrant and UJB and a letter from
KPMG Peat Marwick L.L.P. to the effect that the transaction will qualify for pooling-of-interests accounting treatment.

          In connection with the Merger Agreement, the registrant has granted to UJB an option to acquire 6,730,000 shares of the registrant's common stock at $26.75 per share exercisable under certain circumstances and UJB has granted to the registrant an option to acquire 11,450,000 shares of UJB Common Stock at $36.625 per share, also exercisable under certain circumstances.

          The registrant's Shareholder Rights Plan (the "Rights Plan") was amended on September 10, 1995 to exclude UJB or any of its affiliates or associates from the definition of "Acquiring Person". The effect of this amendment is to not to treat the merger or stock option exercise as a triggering event permitting the registrant's common stockholders to purchase shares of Series B Junior Participating Preferred Stock under the Rights Plan. See "Shareholder Rights Plan", above.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL

          The validity of the Common Stock of the registrant (the "Common Stock") offered pursuant to this Registration Statement on Form S-8 will be passed upon for the Corporation by Bourne, Noll & Kenyon, P.A. and all attorneys employed thereby own shares of Common Stock in an amount that does not exceed .005% of the outstanding Common Stock of the registrant.

          The consolidated financial statements of The Summit Bancorporation and subsidiaries as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, included in the registrant's Annual Report on Form 10-K, have been incorporated by reference herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, included in the registrant's 1994 Annual Report on Form 10-K and incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

          As provided under New Jersey law, the registrant's certificate of incorporation provides that a director or officer shall not be personally liable to the corporation or its shareholders for breach of duty owed to the corporation, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person or any improper personal benefit.

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          Under Article X of its bylaws, the registrant is required, to the full extent permitted by law, to indemnify its directors, officers, employees and agents. The New Jersey Business Corporation Act provides that a corporation may indemnify its directors, officers, and agents against judgments, fines, penalties, amounts paid in settlement and expenses, including attorney's fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determinations concerning whether the applicable standard of conduct has been met can be made by (a) a disinterested majority of the board of directors, (b) independent legal counsel, or (c) an affirmative vote of a majority of shares held by the shareholders. No indemnification shall be made to or on behalf of a corporate director, officer, employee or agent if a judgment or other final adjudication adverse to such person establishes that his acts or omissions (a) were breaches of his duty of loyalty to the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by such person or an improper personal benefit.

          The registrant's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 8.   EXHIBITS

5         Opinion of Bourne, Noll & Kenyon

24(a)     Consent of Counsel (included in Exhibit 5)

24(b)     Consent of Independent Auditors

25        Power of Attorney

99        Copy of The Summit Bancorporation 1995 Directors Stock Option Plan

ITEM 9.   UNDERTAKINGS

          The registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that sections (1) and (2) above do not apply if the

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registration statement is on Form S-3 or Form S-8 and information required to be included in a post-effective amendment by those sections is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          The registrant hereby undertakes (1) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof and (2) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the

Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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                                    SIGNATURES

The Registrant
--------------

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Chatham, State of New Jersey, on October 18, 1995.


                              THE SUMMIT BANCORPORATION


                              By:/S/ John F. Kuntz
                                 -----------------------------
                                   John F. Kuntz,
                                   Corporate Secretary


          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.



     Signitures                 Capacity               Date
     ----------                 --------               ----

          *                 Chairman of the    October 18, 1995
     ---------------------  Board of Directors
     Thomas D. Sayles, Jr.

     /S/ Robert G. Cox      President, Chief   October 18, 1995
     --------------------   Executive Officer
      Robert G. Cox         and Director
                            (Principal
                            Executive
                            Officer)

     /S/ John R.Feeney      Senior Executive    October 18, 1995
     ------------------     Vice President
     John R. Feeney         and Chief
                            Financial Officer
                            (Principal
                            Financial
                            Officer)

     /S/ Alfred J. Soles    Senior Vice         October 18, 1995
     --------------------   President and
     Alfred J. Soles        Controller
                            (Principal
                            Accounting
                            Officer)

                                        10

     Signitures                 Capacity               Date
     ----------                 --------               ----

          *
   ----------------------   Director            October 18, 1995
     Allan G. Anderson

          *
   ----------------------   Director            October 18, 1995
     S. Rodgers Benjamin

          *
   ----------------------   Director            October 18, 1995
     James C. Brady, Jr.

          *
   ----------------------   Director            October 18, 1995
     Samuel V. Gilman, Jr.

          *
   ----------------------   Director            October 18, 1995
     S. Griffin McClellan
      III
          *
   ----------------------   Director            October 18, 1995
     William Boyce Lum

          *
   ----------------------   Director            October 18, 1995
     Robert W. Parsons, Jr.

          *
   ----------------------   Director            October 18, 1995
     Reeve Schley III

          *
   ----------------------   Director            October 18, 1995
     Orin R. Smith

          *
   ----------------------   Director            October 18, 1995
     Douglas G. Watson

          *
   ----------------------   Director            October 18, 1995
     Kate B. Wood

* John F. Kuntz, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed as exhibits herewith.

                               /S/ John F. Kuntz
                              -------------------------------
                              John F. Kuntz, Attorney-in-Fact

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                                     EXHIBITS



Exhibit Number
--------------

5         Opinion of Bourne, Noll & Kenyon

24(a)     Consent of Counsel (included in
          Exhibit 5)

24(b)     Consent of Independent Auditors

25        Power of Attorney

99        Copy of The Summit Bancorporation
          1995 Directors Stock Option Plan


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